NEWS RELEASE

ENERGY POWER UPDATES DRILLING PROGRESS AT MEARON/LADYFERN

Toronto, February 15, 2002. Energy Power Systems Limited (OTC
BB: EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that the Mearon/Ladyfern test well has reached a total vertical depth of 2,776 meters (approximately 9,105 feet). Logging of the well bore indicates that the Slave Point Formation does not contain economic hydrocarbons. The Slave Point Formation will be abandoned. The well will be completed in a shallower zone as a potential natural gas well. Energy Power has a 25% participating interest in the test well, with a 17.5% interest until payout and a 12.5% interest after payout in the test well and earns a 12.5% interest in the adjacent section.

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 9.8 million shares issued and outstanding in the capital of the Company.


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For further information contact:		Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.

Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6 Telephone: (416) 861-1484, Facsimile: (416) 861-9623
www.epsx.com